Exhibit (b)(1)

EXECUTION COPY

J.P. MORGAN SECURITIES INC. 270 Park Avenue New York, New York 10017	JPMORGAN CHASE BANK, N.A. 270 Park Avenue New York, New York 10017

BARCLAYS CAPITAL

745 Seventh Avenue

New York, New York 10019

April 26, 2010

Protection Acquisition Sub, Inc.

c/o GTCR Fund IX/A, L.P.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

Project Jayhawk

Senior Secured Facilities Commitment Letter

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities Inc. (“JPMSI”), Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and Barclays Bank PLC (“Barclays Bank”, and together with JPMCB, JPMSI and Barclays Capital, the “Commitment Parties”, “us” or “we”) that you, a company (the “Borrower”), formed by GTCR Fund IX/A, L.P. and/or its affiliates (collectively, the “Sponsor”) and owned directly or indirectly by a wholly-owned subsidiary of Sponsor and other investors therein (as contemplated by Exhibit D hereto) (“Holdings”), intend to acquire the company you have identified to us as “Jayhawk” (the “Target”) by means of the purchase of a majority of the shares of Target by Borrower, pursuant to a cash tender offer, a subsequent issuance of additional shares by Target to Borrower (if necessary) and the subsequent consummation of a short-form merger and other transactions described on Exhibit A hereto. Capitalized terms used but not defined herein are used with the meanings assigned to them on the Exhibits attached hereto (such Exhibits, together with this letter, in each case as amended, waived, supplemented or otherwise modified in accordance with the terms hereof, collectively, the “Commitment Letter”).

1. Commitments

In connection with the Transactions, (a) JPMCB is pleased to advise you of its several commitment to provide 60% of the aggregate principal amount of the Senior Secured Facilities and (b) Barclays Bank is pleased to advise you of its several commitment to provide 40% of the aggregate principal amount of the Senior Secured Facilities, each upon the terms and conditions set forth in this letter and the Summaries of Terms and Conditions, as applicable, attached as Exhibits B and C hereto (collectively, the “Term Sheets”).

2. Titles and Roles

It is agreed that JPMSI and Barclays Capital will act as the exclusive lead arrangers and bookrunners (each, acting in such capacities, a “Lead Arranger” and collectively, the “Lead Arrangers”); provided that JPMSI will have “left” placement in any marketing materials or other documentation used in connection with the Senior Secured Facilities.

It is further agreed that (a) JPMCB will act as sole administrative agent for the Senior Secured Facilities and (b) Barclays Bank will act as sole syndication agent for the Senior Secured Facilities.

It is further agreed that, as a condition to the commitments and agreements hereunder, no other agents, co-agents, arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheets and Fee Letters referred to below) will be paid in connection with the Senior Secured Facilities unless you and we shall so reasonably agree (it being understood and agreed that no other agents, co-agents, arrangers or bookrunners shall be entitled to greater economics of the Senior Secured Facilities than the Commitment Parties).

3. Syndication

We intend to syndicate the Senior Secured Facilities to a group of lenders identified by us in consultation with you and reasonably acceptable to you (together with JPMCB and Barclays Bank, the “Lenders”). Notwithstanding any other provision of this Commitment Letter to the contrary, except with respect to syndication or assignments to Lenders consented to by you (such consent not to be unreasonably withheld) (a) no Commitment Party shall be relieved or novated from its obligations hereunder (including its obligation to fund the Senior Secured Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Senior Secured Facilities, including its commitments in respect thereof, until after the Closing Date, (b) no assignment or novation shall become effective with respect to all or any portion of the Commitment Parties’ commitments in respect of the Senior Secured Facilities until the initial funding of the Senior Secured Facilities on the Closing Date, and (c) unless you agree in writing, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Senior Secured Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. To the extent any such assignment is made, you shall be entitled, prior to the Closing Date at your expense, to replace any assignee that has (or is controlled by any person or entity that has) been deemed insolvent or become subject to a bankruptcy, insolvency, receivership, conservatorship or other similar proceeding, or that refuses to execute, or materially delays in executing, definitive documentation agreed with the Commitment Parties, with another financial institution selected by you in consultation with the Commitment Parties.

The Commitment Parties intend to commence syndication efforts promptly following the execution of this Commitment Letter, and until the earlier to occur of (i) a Successful Syndication (as defined in the Fee Letters) and (ii) the date that is 90 days following the Closing Date (or such shorter period of time after the Closing Date as determined by you in your sole discretion), you agree actively to assist (and to use your commercially reasonable efforts to cause the Target to actively assist, but in all instances subject to, and not in contravention of, the terms of the Purchase Agreement) the Commitment Parties in completing a syndication satisfactory to the Commitment Parties and you. Such assistance shall consist of (A) using commercially reasonable efforts to ensure that the syndication efforts benefit from your and your affiliates’ existing banking relationships, including the existing banking relationship of the Sponsor, (B) to the extent practicable and appropriate direct contact between your senior management and advisors and the proposed Lenders (and using your commercially reasonable efforts to ensure, to the

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extent practical and appropriate, such contact between senior management of the Target and the proposed Lenders, but in all instances subject to, and not in contravention of, the terms of the Purchase Agreement), (C) your assistance (and using your commercially reasonable efforts to cause the Target to assist, but in all instances subject to, and not in contravention of, the terms of the Purchase Agreement) in the preparation of customary confidential information memoranda and other customary marketing materials reasonably required by us to be used in connection with the syndication, (D) the hosting, with the Commitment Parties, of a reasonable number of meetings of prospective Lenders at times and locations acceptable to you (and using your commercially reasonable efforts to cause the officers of the Target to be available for such meetings), it being understood that the parties hereto will use their commercially reasonable efforts to hold a general meeting with prospective Lenders (the “Bank Meeting”) not later than May 14, 2010, (E) using your commercially reasonable efforts to obtain (x) a corporate family rating from Moody’s Investors Service, Inc. (“Moody’s”) and a corporate credit rating from Standard & Poor’s Ratings Group (“S&P”) for the Borrower and (y) ratings for the Senior Secured Facilities from each of Moody’s and S&P, in each case prior to the Closing Date, and (F) without the prior consent of the Commitment Parties, there being no competing offering, placement or arrangement of any debt securities (other than the Notes (as defined in Exhibit A)) or bank financing (other than the Senior Secured Facilities) by or on behalf of you or Holdings or the Target and its subsidiaries (other than, with respect to the Target and its subsidiaries, indebtedness permitted to be incurred in compliance with or as contemplated by the Purchase Agreement) that could reasonably be expected to materially impair the primary syndication of the Senior Secured Facilities.

The Commitment Parties, in their capacity as such, will manage, in consultation with you (and subject to your consent rights set forth in the second preceding paragraph), all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when the Lenders’ commitments will be accepted, which Lenders will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. You hereby acknowledge and agree that the Commitment Parties, in such capacity, will have no responsibility other than to arrange the syndication as set forth herein and in no event shall be subject to any fiduciary or other implied duties in connection with the transactions contemplated hereby. To assist the Commitment Parties in their syndication efforts, you agree reasonably promptly to prepare and provide to the Commitment Parties (and use commercially reasonable efforts to cause the Target to provide to the Commitment Parties, but subject to, and not in contravention of, the terms of the Purchase Agreement) all information with respect to Holdings, you, the Target and its subsidiaries, and the Acquisition, including all financial information and Projections (as defined below), as the Commitment Parties may reasonably request in connection with the arrangement and syndication of the Senior Secured Facilities (it being understood that the Commitment Parties may elect, in consultation with you, to engage in more than one syndication period and you have agreed to assist the Commitment Parties as set forth in this paragraph (but subject to the immediately preceding paragraph) in connection with all such syndication efforts). Without limiting your obligations to assist with syndication efforts as set forth above, it is understood and agreed that the Commitment Parties’ commitments hereunder are not subject to syndication of the Senior Secured Facilities.

At the request of the Commitment Parties, you agree to assist in the preparation of a version of the information package and presentation (the “Public Information Package”) consisting exclusively of information and documentation with respect to you, the Target and its subsidiaries and the Acquisition that is either publicly available or not material with respect to you, the Target and its subsidiaries, any of your or their respective securities or the Acquisition for purposes of United States federal and state securities laws. It is understood that in connection with your assistance described above, customary authorization letters will be included in any information package and presentation whereby you authorize the distribution of such information to prospective Lenders, containing a representation by you to the Commitment Parties that the Public Information Package does not include any such material non-public

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information and exculpating you, the Sponsor and us with respect to any liability related to the use of the contents of such Public Information Package or any related marketing material by the recipients thereof. You acknowledge and agree that the following documents may be distributed to potential Lenders wishing to receive only the Public Information Package (unless you promptly notify us otherwise and provided that you have been given a reasonable opportunity to review such documents and comply with U.S. Securities and Exchange Commission disclosure obligations): (a) drafts and final definitive documentation with respect to the Senior Secured Facilities; (b) administrative materials prepared by the Commitment Parties for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) notification of changes in the terms of the Senior Secured Facilities. You also agree to use commercially reasonable efforts to identify that portion of any other Information (as defined below) or Projections (the “Borrower Materials”) to be distributed to “public side” lenders (i.e. lenders that do not wish to receive any such material non-public information), including by clearly and conspicuously marking such materials “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof. By marking Borrower Materials “PUBLIC”, you shall be deemed to have authorized the Commitment Parties and the proposed Lenders to treat such Borrower Materials as not containing any material non-public information with respect to you, the Target and its subsidiaries, any of your or their respective securities or the Acquisition for the purpose of United States federal and state securities laws (it being understood that you shall not be under any obligation to mark the Borrower Materials “PUBLIC”).

4. Information

You hereby represent, warrant and covenant that (with respect to Information and Projections relating to the Target and its subsidiaries and their respective securities, to your knowledge) (a) all written information (other than the Projections and other forward-looking information, and information of a general economic or industry specific nature) (the “Information”), that has been or will be made available to us by you or any of your representatives in connection with the Transactions, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates thereto) and (b) the financial projections and other forward-looking financial information (collectively, the “Projections”) that have been or will be made available to us by you or any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Commitment Parties that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, such differences may be material and no assurance can be given that the projected results will be realized). You agree that if, at any time prior to the Closing Date, you become aware that any of the representations in the preceding sentence will be incorrect, in any material respect, as of the Closing Date, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries and their respective securities, will use commercially reasonable efforts to) promptly supplement the applicable Information and Projections so that (with respect to Information and Projections relating to the Target and its subsidiaries and their respective securities, to your knowledge) such representations are correct, in all material respects, as of the Closing Date. You understand that, in arranging and syndicating the Senior Secured Facilities, we may use and rely on the Information and Projections without independent verification thereof.

5. Fees

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described in the fee letters dated the date hereof and delivered herewith (each a “Fee Letter” and collectively, the “Fee Letters”) on the terms and subject to the conditions set forth therein.

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6. Conditions

Each Commitment Party’s commitments and agreements hereunder are subject to the conditions set forth in this Section 6, on Exhibit C and in Exhibit B under the heading “CERTAIN CONDITIONS – Initial Conditions” (as applicable). Notwithstanding anything in this Commitment Letter, the Fee Letters, the Senior Secured Credit Documentation (as defined in Exhibit C) or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the only representations relating to Holdings, you, the Target and its subsidiaries and their respective businesses and securities, the accuracy of which shall be a condition to availability of the Senior Secured Facilities on the Closing Date, shall be (i) such of the representations made by the Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the “Merger Agreement Representations”) and (ii) the Specified Representations (as defined below) (it being understood and agreed that, to the extent any of the Specified Representations are qualified or subject to “material adverse effect” (or an equivalent term), for purposes of the making of such Specified Representations as of the Closing Date (or a date prior thereto), the definition of “material adverse effect” (or such equivalent term) shall be “Closing Date Material Adverse Effect” as defined in Exhibit C), and (b) the terms of the Senior Secured Credit Documentation shall be in a form such that they do not impair availability of the Senior Secured Facilities on the Closing Date if the conditions set forth in this Commitment Letter are satisfied (it being understood that, to the extent any guarantee or security interest in any collateral (including the creation or perfection of any security interest) referred to in the Term Sheets is not or cannot reasonably be provided or perfected on the Closing Date (other than (x) any guarantee by a person that is organized in the United States, and (y) the grant and perfection of security interests (i) in assets with respect to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code (“UCC”) or (ii) in capital stock with respect to which a lien may be perfected by the delivery of a stock certificate (other than those stock certificates in possession of the Commitment Parties or any of their affiliates) unless, with respect to this clause (ii), reasonably satisfactory arrangements for timely post-closing delivery thereof shall have been agreed with the Lead Arrangers, provided that you shall have no obligation to certificate capital stock that is permitted by applicable law or charter to be uncertificated and has not heretofore been certificated) after your use of commercially reasonable efforts to do so or without undue delay, burden or expense, then the provision of any such guarantee and/or the grant or perfection of any such security interest shall not constitute a condition precedent to the availability of the Senior Secured Facilities on the Closing Date, but may instead be provided after the Closing Date pursuant to arrangements and timing to be mutually agreed). For purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheets relating to corporate existence, power and authority, due authorization, execution and delivery and the enforceability of the Senior Secured Credit Documentation, in each case as they relate to the entering into and performance of the Senior Secured Credit Documentation, effectiveness, validity and perfection of first priority liens under the security documents (subject to the limitations set forth in the preceding sentence), solvency, financial statements, Federal Reserve margin regulations, the Investment Company Act and status of the Senior Secured Facilities and the guaranties thereof as senior debt. Notwithstanding anything in this Commitment Letter, the Fee Letters, the Senior Secured Credit Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Senior Secured Facilities on the Closing Date are set forth in each of the relevant Term Sheets under the heading “CERTAIN CONDITIONS–Initial Conditions” (in the case of Exhibit B) and in Exhibit C. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

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7. Indemnification and Expenses

You agree (a) to indemnify and hold harmless the Commitment Parties, their affiliates and their respective directors, officers, employees, advisors, agents and other representatives (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with any claim, litigation, investigation or proceeding relating to this Commitment Letter, the Fee Letters or the Senior Secured Facilities (each, a “Proceeding”) relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person upon demand for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing Proceedings by one counsel to such indemnified persons taken as a whole and, in the case of a conflict of interest, one additional counsel to the affected indemnified persons taken as a whole (and, if necessary, of one local counsel in any jurisdiction), provided that the foregoing indemnity and reimbursement obligation will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct, bad faith or gross negligence of, or material breach of this Commitment Letter or the Fee Letters by, such indemnified person and (b) regardless of whether the Closing Date occurs, to reimburse each Commitment Party for all reasonable and documented out-of-pocket expenses that have been invoiced in a reasonable period of time prior to the Closing Date or following termination or expiration of the commitments hereunder (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of one counsel to the Commitment Parties (and Cahill Gordon & Reindel LLP (solely with respect to services provided on or prior to the date hereof, in an amount not to exceed $50,000) and, if necessary, of one local counsel in any jurisdiction and one regulatory counsel in any jurisdiction)) incurred in connection with the Senior Secured Facilities, this Commitment Letter, the Fee Letters and the Senior Secured Facilities Documentation or, in the case of this Commitment Letter and the Fee Letters, the amendment, modification or waiver thereof. It is further agreed that each Commitment Party shall only have liability to you (as opposed to any other person) and that each Commitment Party shall be liable solely in respect of its own commitment to the Senior Secured Facilities on a several, and not joint, basis with any other Lender. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages arise from the bad faith, gross negligence or willful misconduct of, or material breach of this Commitment Letter or the Fee Letters by, such indemnified person (or any of its related parties). None of the indemnified persons or you, Holdings, the Target or any of its subsidiaries, or any of your or their respective affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letters, the Senior Secured Facilities or the transactions contemplated hereby. You shall not be liable for any settlement of any pending or threatened Proceeding effected without your written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent, or if there is a judgment against an indemnified person in any such Proceeding, you agree to indemnify and hold harmless each indemnified person in the manner and to the extent set forth above. You shall not, without the prior written consent of an indemnified person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceeding against an indemnified person in respect of which indemnity could have been sought hereunder by such indemnified person unless such settlement (i) includes an unconditional release of such indemnified person from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission.

Notwithstanding the foregoing, you have no obligation to reimburse any indemnified person for fees and expenses unless such indemnified person provides to you an undertaking in which such

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indemnified person agrees to refund and return any and all amounts paid by you to such indemnified person to the extent any such indemnification obligation does not extend to such indemnified person as contemplated in the preceding paragraph.

In case any Proceeding is instituted involving any indemnified person for which indemnification is to be sought hereunder by such indemnified person, then such indemnified person will promptly notify you upon its determination to seek indemnification; provided, however, that the failure so to notify you will not relieve you from any liability that you may have to such indemnified person pursuant to this “Indemnification and Expenses” section, except to the extent that you are materially prejudiced by such failure.

8. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that each Commitment Party (or its affiliates) is a full service securities firm and such person may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of you, Holdings, the Target, your or their respective affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. In addition, none of the Commitment Parties and none of their respective affiliates will use confidential information obtained from you or your affiliates or on your or their behalf by virtue of the transactions contemplated hereby in connection with the performance by the Commitment Parties and their respective affiliates of services for other companies or other persons and none of the Commitment Parties or their respective affiliates will furnish any such information to any of their other customers. You also acknowledge that the Commitment Parties and their respective affiliates have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or other persons.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties have advised or are advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm's length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Parties, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (f) each Commitment Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (g) none of the Commitment Parties has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by such Commitment Party and the Borrower.

9. Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letters nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to you and your officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents and advisors and, on a confidential basis, those of the Target

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and its subsidiaries and the Target itself (provided that any disclosure of any Fee Letter or its terms or substance to the Target or its officers, directors, employees, attorneys, accountants, agents or advisors shall be redacted in respect of any amount of fees set forth therein, unless the Commitment Parties otherwise agree), (b) as may be required by the rules, regulations, schedules and forms of the Securities and Exchange Commission in connection with any filings made with the Securities and Exchange Commission in connection with the Transactions, (c) in any legal, judicial or administrative proceeding or as otherwise required by law, compulsory legal process or regulation or as requested or required by any governmental or regulatory authority or legislative body or committee (in which case you agree, to the extent practicable and permitted by law, to inform us promptly in advance thereof), (d) upon notice to the Commitment Parties, (e) this Commitment Letter and the existence and contents hereof (but not the Fee Letters or the contents thereof other than the existence thereof and the contents thereof as part of projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary or required in marketing materials and other disclosures) may be disclosed in any prospectus or offering memoranda relating to the Notes, in any syndication or other marketing materials in connection with the Senior Secured Facilities or the Notes, or in connection with any public filing requirement, (f) the Term Sheets may be disclosed to potential Lenders, potential purchasers of the Notes and to any rating agency in connection with the Transactions, and (g) this Commitment Letter and the “flex provisions” of the Fee Letters may be disclosed to the initial purchasers of the Notes; provided that the foregoing restrictions shall cease to apply in respect to the existence and contents of this Commitment Letter (but not in respect of the Fee Letters and their terms and substance) after this Commitment Letter has been accepted by you.

The Commitment Parties shall use all nonpublic information received by them in connection with the Acquisition and the related transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to Moody’s and S&P on a confidential basis, (b) to any Lenders or participants or prospective Lenders or participants, (c) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (d) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent lawfully permitted to do so), (e) to the employees, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (f) to any of its respective affiliates (provided that any such affiliate is advised of its obligation to retain such information as confidential, and such Commitment Party shall be responsible for its affiliates’ compliance with this paragraph) solely in connection with the Transactions, (g) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter and (h) for purposes of establishing a “due diligence” defense; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Commitment Party, including, without limitation, as agreed in any confidential information memorandum or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information. The provisions of this paragraph shall automatically terminate two years following the date of this Commitment Letter.

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10. Miscellaneous

This Commitment Letter shall not be assignable by you (except to one or more of your subsidiaries immediately prior to or otherwise substantially concurrently with the consummation of the Acquisition) without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and, in the case of Section 7 only, the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons to the extent expressly set forth herein. Subject to Section 3 above, the Commitment Parties reserve the right to employ the services of their affiliates in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates certain fees payable to the Commitment Parties in such manner as the Commitment Parties and their affiliates may agree in their sole discretion. This Commitment Letter may not be amended or waived except by an instrument in writing signed by all parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among us and you with respect to the Senior Secured Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York; provided, however, that the interpretation of the definition of Company Material Adverse Effect (as defined in the Merger Agreement) (and whether or not a Company Material Adverse Effect has occurred) for purposes of Section 6 hereof and of the condition described in Exhibit C hereto relating to the occurrence of a Closing Date Material Adverse Effect (as defined in Exhibit C) shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the Borough of Manhattan in the City of New York over any suit, action or proceeding arising out of or relating to the Transactions, this Commitment Letter or any of the Fee Letters or the performance of services hereunder or thereunder. You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You and we hereby irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter or the Fee Letters, or the performance of services hereunder or thereunder.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes names, addresses, tax identification numbers and other information that will allow such Lender to identify the Borrower and each Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Parties and each Lender.

The indemnification, fee, expense, jurisdiction, syndication and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination

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of this Commitment Letter or the commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication thereof and (b) confidentiality of the Fee Letters and the contents thereof) shall automatically terminate and be superseded by the provisions of the Senior Secured Credit Documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate the Commitment Parties’ commitments hereunder at any time subject to the provisions of the preceding sentence.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letters by returning to us executed counterparts of this Commitment Letter and of each Fee Letter not later than 5:00 p.m., New York City time, on April 26, 2010. This offer will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence. In the event that the initial borrowing under the Senior Secured Facilities does not occur on or before the Expiration Date, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree to an extension. “Expiration Date” means the earliest of (i) 120 days from the date hereof, (ii) the closing of the Acquisition without the use of the Senior Secured Facilities or (iii) the written termination prior to closing of the Acquisition of the Merger Agreement.

10

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ Timothy J. Storms
Name: Timothy J. Storms
Title: Managing Director

J.P. MORGAN SECURITIES INC.

By:	/s/ Geoffrey Kirles
Name: Geoffrey Kirles
Title: Executive Director

BARCLAYS BANK PLC

By:	/s/ Matthew J. Savino
Name: Matthew J. Savino
Title: Director

The provisions of this Commitment

Letter with respect to the Senior Secured

Facilities are accepted and agreed to as

of the date first written above:

PROTECTION ACQUISITION SUB, INC.

By:	/s/ David A. Donnini
Name: David A. Donnini
Title: President

EXHIBIT A

PROJECT JAYHAWK

TRANSACTION SUMMARY

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibits B and C thereto.

GTCR Fund IX/A, L.P. and/or its affiliates (collectively, the “Sponsor”), together with other equity investors therein (as contemplated by Exhibit C), have a wholly-owned subsidiary (“Holdings”), and its direct or indirect wholly-owned subsidiary (the “Borrower”), formed for the purpose of having the Borrower to acquire (the “Acquisition”) the company identified to us as “Jayhawk” (the “Target”) by means of the purchase of a majority of the shares of Target pursuant to a cash tender offer, a subsequent issuance of additional shares by Target to Borrower (if necessary) and the subsequent consummation of a short-form merger (the “Merger”), in each case pursuant to a Merger Agreement (together with all exhibits, schedules and disclosure letters thereto, in each case as amended, waived, supplemented or otherwise modified in accordance with the terms of the Commitment Letter, the “Merger Agreement”) dated as of April 26, 2010 between the Target, Holdings and the Borrower. In connection therewith, it is intended that:

(a) The Borrower will obtain senior secured credit facilities (the “Senior Secured Facilities”) in an aggregate amount of $415.0 million comprised of (i) a $390.0 million term loan facility, and (ii) a $25.0 million revolving credit facility, each as described in Exhibit B.

(b) The Borrower will issue and sell senior subordinated notes (the “Notes”) in a private placement yielding at least $150.0 million in gross cash proceeds on or prior to the Closing Date.

(c) The proceeds of the Senior Secured Facilities and the Notes (if any) on the Closing Date will be applied (i) to refinance certain existing indebtedness of the Target, (ii) to pay the cash consideration for the Acquisition, (iii) to pay the fees and expenses incurred in connection with the Transactions (as defined below) (such fees and expenses, the “Transaction Costs”), and (iv) with respect to the Revolving Facility, for the other permitted purposes specified in the Term Sheets.

The transactions described in this Exhibit A are collectively referred to herein as the “Transactions”. For purposes of this Commitment Letter and the Fee Letters, “Closing Date” shall mean the date of the satisfaction (or waiver by the Commitment Parties) of the conditions set forth in Exhibit C and the initial funding of the Senior Secured Facilities.

EXHIBIT B

PROJECT JAYHAWK

$415.0 million

Senior Secured Facilities

Summary of Terms and Conditions

Set forth below is a summary of the principal terms and conditions for the Senior Secured Facilities. Capitalized terms used but not defined shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached and in Exhibits A and C attached thereto.

1. PARTIES

Borrower:	Initially, Protection Acquisition Sub, Inc., a Delaware corporation and, following the Acquisition, the Target as the survivor of the merger contemplated thereby (the “Borrower”).

Guarantors:	Holdings (or if Holdings is not the direct parent of Borrower, such direct parent), and each of the Borrower’s direct and indirect, existing and future, wholly-owned domestic material subsidiaries (other than unrestricted subsidiaries) (the “Guarantors”; together with the Borrower, the “Loan Parties”), except to the extent a guarantee by such entity is not permitted by law, regulation or contract or, to the extent it would result in adverse tax consequences as determined by Borrower and excluding, in any event, Jayhawk Charitable Foundation (and subject to the Certain Funds Provision).

Lead Arrangers and Bookrunners:	J.P. Morgan Securities Inc. (“JPMSI”) and Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”; together with JPMSI in such capacity, the “Lead Arrangers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”).

Syndication Agent:	Barclays Bank PLC

Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Commitment Parties and reasonably acceptable to the Borrower (collectively, the “Lenders”).

2. TYPES AND AMOUNTS OF SENIOR SECURED FACILITIES

A. Term Loan Facility

Type and Amount:	A Term Loan facility (the “Term Loan Facility”) in the amount of $390.0 million (the loans thereunder, the “Term Loans”). The Term Loans will be offered to Lenders with (x) in case the Borrower achieves as of the Closing Date ratings consistent with Level I as set forth in the table in Annex I-A, 100 bps of upfront fees on the amount thereof and (y) otherwise, 150 bps of upfront fees on the amount thereof.

Maturity and Amortization:	The Term Loans will mature on the date that is six years after the Closing Date (the “Term Maturity Date”).

The Term Loans shall be repayable in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the Term Loan Facility. The balance of the Term Loans will be payable on the Term Maturity Date.

Availability:	The Term Loans shall be made in a single drawing on the Closing Date. Repayments and prepayments of the Term Loans may not be reborrowed.

Use of Proceeds:	The proceeds of the Term Loans will be used to finance a portion of the Transactions, including the refinancing of certain existing indebtedness of Target and the payment of Transaction Costs.

B. Revolving Facility:

Type and Amount:	A five-year revolving facility (the “Revolving Facility”; the commitments thereunder, the “Revolving Commitments”) in the initial amount of $25.0 million (the loans thereunder, together with (unless the context otherwise requires) the Swingline Loans referred to below, the “Revolving Loans”; and together with the Term Loans, the “Loans”). The Revolving Facility will be offered to Lenders with (x) in case the Borrower achieves as of the Closing Date ratings consistent with Level I as set forth in the table in Annex I-A, 150 bps of upfront fees on the amount thereof and (y) otherwise, 200 bps of upfront fees on the amount thereof.

Availability and Maturity:	The Revolving Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the date that is five years after the Closing Date (the “Revolving Termination Date”). The Revolving Commitments and the Revolving Loans will mature on the Revolving Termination Date.

Letters of Credit:	A portion of the Revolving Facility not in excess of an amount to be agreed upon shall be available for the issuance of letters of credit (the “Letters of Credit”) by the Administrative Agent or other Lenders reasonably satisfactory to the Borrower (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance unless consented to by the Issuing Lender and (b) five business days prior to the Revolving Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Loans) within one business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to fund participations in the reimbursement obligations on a pro rata basis.

Letters of Credit may be issued on the Closing Date to replace or provide credit support for any existing letters of credit (including by “grandfathering” such existing letters of credit into the Revolving Facility) or for any other permitted purpose, subject to the agreed-upon sublimit for Letters of Credit.

Swingline Loans:	A portion of the Revolving Facility not in excess of an amount to be agreed upon shall be available for swingline loans (the “Swingline Loans”) from the Administrative Agent on same-day notice. Any Swingline Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall be irrevocably and unconditionally required to purchase, under certain circumstances, a participation in each Swingline Loan on a pro rata basis.

Use of Proceeds:	The proceeds of the Revolving Loans shall be used to finance the working capital needs (including to replace or provide credit support for any existing letters of credit), general corporate purposes of the Borrower and its subsidiaries (including investments and permitted acquisitions) and, if necessary, certain Transaction Costs; provided that not more than $10.0 million in the aggregate may be used for such Transaction Costs.

C. Incremental Facilities:

No more than 180 days before the Term Maturity Date or the Revolving Termination Date, as applicable, the Borrower will have the right, but not the obligation, to incur one or more incremental term loan facilities or increase the aggregate amount of the Revolving Facility (an “Incremental Facility” and collectively, the “Incremental Facilities”), in both cases, that will share pari passu in the collateral described below, in an aggregate principal amount for all Incremental Facilities not to exceed $80.0 million, provided, that (i) no event of default or default exists before or after giving effect thereto, (ii) the Borrower shall be in pro forma compliance with all financial covenants, (iii) the yield applicable to the Incremental Facility will not be more than 0.25% higher than the corresponding yield on the applicable Senior Secured Facility (calculated for both the Incremental Facility and the applicable Senior Secured Facility inclusive of any original issue discount and upfront fees paid to all Lenders, but exclusive of any arrangement, underwriting or similar fee paid to the Administrative Agent or the Lead Arrangers), unless the yield with respect to the existing applicable Facility is increased by an amount equal to the difference between the yield with respect to the Incremental Facilities and the corresponding yield on the existing applicable Senior Secured Facility minus 0.25%, (iv) the maturity date applicable to a term loan under the Incremental Facility will not be earlier than the Term Maturity Date, (v) the weighted average life to maturity of a term loan under the Incremental Facility will not be shorter than that of the existing Term Loan Facility, (vi) all other terms of such Incremental Facility, if not consistent with the terms of the existing Senior Secured Facility (A) will be as agreed between the Borrower and the lenders providing such Incremental Facility and (B) shall not be more restrictive in any material respect than the terms of the existing Senior Secured Facility unless the Lenders under the Senior Secured Facility also receive the benefit of the more restrictive terms (without any consent being required), provided that the conditions precedent to drawings under any Incremental Facility shall be for the benefit of the incremental lenders only, (vii) if such Incremental Facility is a Revolving Facility, such Incremental Facility shall be documented as an increase to the commitments with respect to the Revolving Facility and (viii) immediately after giving effect to the incurrence of any Incremental Facility, the pro forma Leverage Ratio (as defined below) shall be at least 0.25x lower than the Leverage Ratio then permitted under the Senior Secured Credit Documentation (as defined below). The proceeds of each Incremental Facility may be used to finance the working capital needs and general corporate purposes of the Borrower and its subsidiaries (including investments, permitted acquisitions and to prepay loans under the existing Term Loan Facility).

3. CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments and Commitment Reductions:	Loans may be prepaid and commitments may be reduced, in whole or in part without premium or penalty, in minimum amounts to be agreed, at the option of the Borrower at any time upon one day’s (or, in the case of a prepayment of Eurodollar Loans, three days’) prior notice, subject to reimbursement of the Lenders’ breakage costs actually incurred in the case of a prepayment of Eurodollar Loans (as defined in Annex I) prior to the last day of the relevant interest period. Optional prepayments of the Term Loans shall be applied as directed by the Borrower.

Mandatory Prepayments:	Mandatory prepayments of Term Loans shall be required from:

(a)100% of the net cash proceeds from any non-ordinary course sale or other disposition of assets (including as a result of casualty or condemnation) by the Loan Parties and their subsidiaries (subject to exceptions and reinvestment rights to be mutually agreed);

(b)100% of the net cash proceeds from issuances or incurrences of debt by the Loan Parties and their subsidiaries (other than indebtedness permitted by the Senior Secured Credit Facilities); and

(c)beginning with the 2011 fiscal year, 50% (with step-downs to 25% and 0% based on the Leverage Ratio (as defined below)) of annual Excess Cash Flow (to be defined in a manner to be mutually agreed) of the Loan Parties and their subsidiaries; provided, that any voluntary prepayments of loans (including Revolving Loans to the extent commitment are permanently reduced by the amount of such prepayments) shall be credited against excess cash flow payment obligations on a dollar-for-dollar basis.

All mandatory prepayments of Term Loans will be applied first to scheduled installments thereof occurring within the next 12 months in direct order of maturity and second ratably to the remaining respective installments thereof. Mandatory prepayments of the Term Loans may not be reborrowed.

4. COLLATERAL

Collateral:	Subject to exclusions and limitations to be agreed (including the exclusions set forth below) and subject to the Certain Funds Provision, the obligations of the Borrower and each Guarantor in respect of the Senior Secured Facilities and any swap agreements provided by any Lender (or any affiliate of a Lender) shall be secured by a perfected first priority security interest in substantially all of its tangible and intangible assets (including, without limitation, intellectual property, real property and all of the capital stock of the Borrower and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries and domestic subsidiaries deemed to be “controlled foreign corporations” in accordance with the provisions of the Internal Revenue Code), except for those assets as to which the Administrative Agent shall determine in its reasonable discretion, in consultation with the Borrower, that the cost or burden of obtaining or perfecting a security interest therein are excessive in relation to the value of the security to be afforded thereby.

Notwithstanding anything to the contrary, (a) the collateral shall exclude the following: (i) any fee owned real property with a value of less than an amount to be mutually agreed (with all required mortgages being permitted to be delivered post-closing) and all leasehold interests; (ii) motor vehicles and other assets subject to certificates of title; (iii) those assets over which the granting of security interests in such assets would be prohibited by contract, applicable law or regulation; and (iv) other exceptions to be mutually agreed upon, (b) the Loan Parties shall not be required to enter into any collateral documents governed by foreign law or to obtain any landlord, bailee or warehouseman waivers, consents or other letters and (c) the Senior Secured Credit Documentation shall contain exceptions to the perfection requirements relating to (i) assets specifically requiring perfection through control agreements (i.e., cash, deposit accounts or other bank or securities accounts, etc.) and (ii) intercompany notes, chattel paper and commercial tort claims with values not exceeding a de minimus amount to be mutually agreed

5. CERTAIN CONDITIONS

Initial Conditions:	The availability of the Senior Secured Facilities on the Closing Date will be subject only to the conditions precedent set forth in Section 6 of the Commitment Letter and on Exhibit C.

On-Going Conditions:	After the Closing Date, the making of each Loan or the issuance of a Letter of Credit shall be conditioned upon (a) the accuracy in all material respects (and in all respects if qualified by materiality) of all representations and warranties in the definitive documentation for the Senior Secured Facilities (although any representations and warranties which expressly relate to a given date or period shall only be required to be accurate in all material respects as of the respective date or for the respective period, as the case may be) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

6. DOCUMENTATION

Senior Secured Credit Documentation:	The definitive documentation for the Senior Secured Facilities (the “Senior Secured Credit Documentation”) shall contain those terms and conditions that are consistent with the Target’s existing Second Amended and Restated Credit Agreement, dated as of November 17, 2009 (the “Existing Target Credit Agreement”), among Protection One, Inc., Protection One Alarm Monitoring, Inc., the lenders from time to time parties thereto and JPMCB, as administrative agent, with materiality thresholds exceptions, qualifications and baskets to be mutually agreed, and as adjusted for then-current market conditions, the Transactions, as otherwise expressly provided herein and as may otherwise be mutually agreed.

Representations and Warranties:	Limited to: financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Senior Secured Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; taxes; Federal Reserve regulations; labor matters; ERISA; Investment Company Act and other regulations; subsidiaries; use of proceeds; environmental matters; accuracy of disclosure; creation and perfection of security interests; solvency; status of Senior Secured Facilities as senior debt; Regulation H; and delivery of certain documents.

Affirmative Covenants:	Limited to: delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information requested by the Lenders; payment of taxes and other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; further assurances (including, without limitation, with respect to security interests in after-acquired property); and agreement to obtain interest rate protection for at least 50% of the Loan Parties’ funded debt at a fixed rate for at least the first two years following the Closing Date.

Negative Covenants:	Limited to limitations on: indebtedness (including guarantee obligations); liens; mergers, consolidations, liquidations and dissolutions; sales of assets; dividends and other payments in respect of capital stock; capital expenditures; acquisitions, investments, loans and advances; payments and modifications of subordinated and other material debt instruments; transactions with affiliates; sale-leasebacks; changes in fiscal year; hedging arrangements; negative pledge clauses and clauses restricting subsidiary distributions; changes in lines of business; and amendments to the Transaction Agreement and other transaction documents.

Notwithstanding anything to the contrary, the negative covenants shall provide for an incurrence-based test for unsecured indebtedness and subordinated indebtedness, and include customary growing baskets based on Adjusted EBITDA (as defined for purposes of the financial covenants) and customary provisions for “Available Amounts” (or an equivalent term) to be used for, among other things, investments, restricted payments and the repayment of other indebtedness.

Financial Covenants:	Limited to:

(a)      A maximum total leverage ratio (the “Leverage Ratio”), defined as the ratio of total funded debt (net of up to $50.0 million of unrestricted cash and cash equivalents) to Adjusted EBITDA (in each case defined in a manner to be mutually agreed), at levels to be agreed and with a 25% cushion (but with a 33% cushion applicable to the first three fiscal quarters ending after the Closing Date) to Adjusted EBITDA levels set forth in the financial model (the “Financial Model”) delivered to JPMSI on April 1, 2010 (which financial model shall be used for purposes of syndication and rating agency presentations except as otherwise mutually agreed).

(b)      A minimum interest coverage ratio (the “Interest Coverage Ratio”), defined as the ratio of EBITDA to total cash interest expense (in each case defined in a manner and with adjustments to be mutually agreed), at levels to be agreed and with a 25% cushion (but with a 33% cushion applicable to the first three fiscal quarters ending after the Closing Date) to Adjusted EBITDA levels set forth in the Financial Model.

(c)      A maximum amount of capital expenditures (at levels and with customary carryover provisions to be mutually agreed, in amounts to be agreed and with a 25% cushion to amounts set forth in the Financial Model.

The Adjusted EBITDA definition contained in Senior Credit Facilities Documentation shall be consistent with the Financial Model (which is consistent with the Existing Target Credit Agreement) and the Existing Target Credit Agreement except as otherwise mutually agreed.

Step-ups of levels for the Interest Coverage Ratio and step-downs of levels for the Leverage Ratio shall cease at a time to be mutually agreed.

For purposes of determining compliance with the financial covenants, any cash equity contribution made to the Borrower after the beginning of the relevant fiscal quarter and on or prior to the day that is five days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrower, be included in the calculation of EBITDA for the purposes of determining compliance with the financial covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of EBITDA, a “Specified Equity Contribution”); provided that (a) in each four fiscal quarter period, there shall be at least two fiscal quarters in respect of which no Specified Equity Contribution is made, (b) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the financial covenants, and (c) all Specified Equity Contributions shall be disregarded for purposes of determining any baskets with respect to the covenants contained in the Senior Secured Credit Documentation.

Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of a representation or warranty when made; violation of a covenant (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default to material indebtedness; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee, security document or subordination provisions or non-perfection of security interest; changes in the passive holding company status of Holdings; and a change of control (the definition of which is to be agreed upon.

Unrestricted Subsidiaries:	The Senior Secured Credit Documentation shall provide provisions for unrestricted subsidiaries to be mutually agreed. Unrestricted subsidiaries will not be subject to the representations and warranties, affirmative covenants, negative covenants or events of default provisions of the Senior Secured Credit Documentation, and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of determining compliance with any financial covenants.

Voting, Assignments and Participations, Yield Protection:	Amendments and waivers with respect to the Senior Secured Credit Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Term Loans and Revolving Commitments (the “Required Lenders”), except that (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of any amortization or final maturity of any Loan (for avoidance of doubt, excluding mandatory prepayments), (ii) reductions in the rate of interest (but not by virtue of a default waiver, waiver of default interest or change to a financial covenant ratio) or any fee or extensions of any due date thereof (other than default interest) and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages, (ii) releases of all or substantially all the collateral and (iii) releases of all or substantially all of the Guarantors (other than in connection with dispositions expressly permitted by the Senior Secured Credit Documentation).

The Senior Secured Credit Documentation shall contain customary provisions for replacing (i) Lenders that have made indemnification claims for increased lending costs and (ii) non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as the Required Lenders shall have consented thereto.

In addition, the Senior Secured Credit Documentation shall contain customary provisions relating to “defaulting” Lenders (including provisions relating to providing cash collateral to support swingline loans or letters of credit, the suspension of voting rights, rights to receive certain fees, termination or assignment of commitments or Loans of such Lenders.

The Senior Secured Credit Documentation shall contain customary provisions to allow for replacing all or a portion of the Term Loan Facility (including by means of an amendment (including “amend-and-extend” amendments) or by assignment) requiring the consent of the Borrower, the Lenders providing the replacement term loans and the Administrative Agent.

In addition, the Senior Secured Credit Documentation shall permit non-pro rata distributions and commitment reductions will be permitted in connection with loan buy-back or similar programs on terms to be mutually agreed. Assignments to affiliates of the Borrower will be permitted on terms and subject to procedures to be mutually agreed.

The Lenders shall be permitted to assign all or a portion of their Term Loans with the consent, not to be unreasonably withheld, of the Administrative Agent, unless a Term Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund. The Lenders shall be permitted to assign all or a portion of their Term Loans and Revolving Loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) a payment default or insolvency default has occurred and is continuing and (b) the Administrative Agent. The Senior Secured Credit Documentation shall include prohibitions on assignments to competitors of the Borrower. Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1,000,000 (in the case of the Term Loan Facility) and $5,000,000 (in the case of the Revolving Facility), in each case unless otherwise agreed by the Borrower (in the case of an assignment of Revolving Loans), and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with all assignments. The Lenders shall also be permitted to sell participations in their Loans. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions subject to customary limitations. Voting rights of participants shall be limited to those matters set forth in the first paragraph of clause (a) of this “Voting, Assignments and Participations, Yield Protection” with respect to which the affirmative vote of the Lender from which it purchased its participation would be required.

Expenses and Indemnification:	Regardless of whether the Closing Date occurs, the Borrower shall pay (a) all reasonable and documented out-of-pocket expenses of the Administrative Agent and the Lead Arrangers associated with the syndication of the Senior Secured Facilities and the preparation, execution, delivery and administration of the Senior Secured Credit Documentation and any amendment or waiver with respect thereto (including the reasonable and documented fees, disbursements and other charges of one counsel to the Administrative Agent and the Lead Arrangers taken as a whole and, if necessary, of one local counsel in any jurisdiction and one regulatory counsel in any jurisdiction) and (b) all reasonable and documented out-of-pocket expenses of the Administrative Agent and the Lenders (including the reasonable and documented fees, disbursements and other charges of one counsel to the Administrative Agent and the Lenders taken as a whole, and, if necessary, of one local counsel in any jurisdiction and one regulatory counsel in any jurisdiction) in connection with the enforcement of the Senior Secured Credit Documentation.

The Administrative Agent, the Lead Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses (including the reasonable and documented fees, disbursements and other charges of one counsel to the indemnified persons taken as a whole (and, in the case of a conflict of interest, one additional counsel to the affected indemnified persons, taken as a whole) and, if necessary, one local counsel in any jurisdiction and one regulatory counsel in any jurisdiction) incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except to the extent they arise from the bad faith, gross negligence or willful misconduct of the relevant indemnified person (or its related parties) or material breach of the Senior Secured Credit Documentation by the relevant indemnified person (or its related parties), in each case as determined by a final, nonappealable judgment of a court of competent jurisdiction.

Governing Law and Forum:	New York.

Counsel to the Administrative Agent and the Commitment Parties:	Simpson Thacher & Bartlett LLP.

Annex I to Exhibit B

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR plus the Applicable Margin or (b) the Eurodollar Rate, plus the Applicable Margin; provided that all Swingline Loans shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the federal funds effective rate from time to time plus 0.50% and (iii) the Eurodollar Rate applicable for an interest period of one month plus 1.00%.

“ABR Loans” means Loans bearing interest based upon the ABR.

“Applicable Margin” means a percentage determined on the Closing Date in accordance with the table set forth in Annex I-A.

“Eurodollar Rate” means the greater of (i) in case the Borrower achieves as of the Closing Date ratings consistent with Level I as set forth in the table on Annex I-A hereto, 1.75%; otherwise, 2.00% and (ii) the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three, six, or, to the extent consented to by all relevant affected Lenders, nine or twelve months (as selected by the Borrower) appearing on LIBOR01 Page published by Reuters.

“Eurodollar Loans” means Loans bearing interest based upon the Eurodollar Rate.

Interest Payment Dates:	In the case of ABR Loans, quarterly in arrears.

In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:	The Borrower shall pay a commitment fee calculated at a rate per annum equal to 0.75% on the average daily unused portion of the Revolving Facility (reduced by the amount of Letters of Credit issued and outstanding), payable quarterly in arrears. The commitment fee rate shall be subject to leverage-based step-downs to be agreed by the Lead Arrangers and the Borrower. Swingline Loans shall, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Facility.

Letter of Credit Fees:	The Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Facility on the undrawn amount of each such Letter of Credit. Such fee shall be shared ratably among the Lenders participating in the Revolving Facility and shall be payable quarterly in arrears.

A fronting fee in an amount to be agreed (but in any event not to exceed 0.125% per annum) on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account.

Default Rate:	At any time when the Borrower is in default in the payment of any amount under the Senior Secured Facilities, after giving effect to any applicable grace period, such overdue amounts shall bear interest at 2.00% per annum above the rate otherwise applicable thereto (or, in the event there is no applicable rate, 2.00% per annum in excess of the rate otherwise applicable to Revolving Loans maintained as ABR Loans from time to time).

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans, the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

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Annex I-A to Exhibit B

Level	Corporate / Corporate Family Rating as of the Closing Date	Term Loans		Revolving Loans
		Eurodollar Rate	ABR	Eurodollar Rate	ABR
Level I	B2 and B or any more favorable ratings, in each case, with stable outlook or better	4.00%	3.00%	4.00%	3.00%

Level II	Not at Level I	4.75%	3.75%	4.75%	3.75%

EXHIBIT C

PROJECT JAYHAWK

Conditions

The availability of the Senior Secured Facilities shall be subject to the satisfaction (or waiver by the Commitment Parties) of the following conditions (in each case subject to the Certain Funds Provision). Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and in Exhibits A and B thereto.

1. Each Loan Party to be party thereto shall have executed and delivered the Senior Secured Credit Documentation on terms consistent with the Commitment Letter or otherwise reasonably satisfactory to the Loan Parties, the Commitment Parties and the Borrower, and the Commitment Parties shall have received:

a.	customary closing certificates and legal opinions; and

b.	a customary certificate from the chief financial officer (or other senior financial officer reasonably acceptable to the Lead Arrangers) of Holdings (or if Holdings is not the direct parent of Borrower, of such direct parent), certifying that Holdings (or if Holdings is not the direct parent of Borrower, such direct parent) and its subsidiaries, on a consolidated basis after giving effect to the Transactions, are solvent.

2. Substantially concurrently with the initial funding contemplated by the Commitment Letter, (a) the Borrower shall have received cash proceeds from the issuance to the Sponsor of common or preferred equity of Holdings and the contribution thereof to the Borrower, in the case of any such preferred equity, on terms consistent with the terms disclosed to the Lead Arrangers on or prior to the date hereof (and as otherwise amended or modified in a manner that is not materially adverse to the Lenders unless otherwise approved by the Lead Arrangers (such approval not to be unreasonably withheld or delayed)), in an amount, when combined with any newly invested or “roll-over” equity from management and certain other co-investors, equal to at least 35% of the total purchase price of the Acquisition, (b) the Borrower shall have received $150.0 million in aggregate gross cash proceeds from the issuance of the Notes, or such lesser amount determined by the Borrower to be necessary to consummate the Transactions in consultation with the Lead Arrangers.

3. On the Closing Date, after giving effect to the Transactions, neither the Borrower nor any of its subsidiaries shall have any material indebtedness for borrowed money other than (i) the Senior Secured Facilities, (ii) the Notes, (iii) indebtedness existing as of the date hereof (other than indebtedness incurred under the Existing Target Credit Agreement and the Target’s existing senior unsecured credit facility (other than letters of credit to the extent fully cash collateralized or backstopped)) and (iv) other indebtedness permitted to be incurred in compliance with or as contemplated by the Merger Agreement.

4. The Merger shall be consummated pursuant to the Merger Agreement, substantially concurrently with the initial funding of the Senior Secured Facilities, and no provision thereof shall have been amended or waived in a manner materially adverse to the interests of the Borrower, the Arranger or the Lenders (it being understood that any amendment to the purchase price shall be deemed to be material and adverse to such interests) without the prior written consent of the Commitment Parties (not to be unreasonably withheld or delayed).

5. Since January 1, 2010, there has not been a Closing Date Material Adverse Effect (as defined below). “Closing Date Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate, (i) has had or is reasonably likely to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Target and its subsidiaries taken as a whole, or (ii) prevents the ability of the Target to perform its obligation under and consummate the transactions contemplated by the Merger Agreement, other than in the case of clause (i) any changes, events, effects, occurrences, state of facts or developments attributable to: (A) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which the Target or any of its subsidiaries conducts business; (B) any events, circumstances, changes or effects that affect the industries in which the Target or any of the Target’s subsidiaries operate; (C) any changes in Laws applicable to the Target or any of the Target’s subsidiaries or any of their respective properties or assets or changes in GAAP after the date hereof; (D) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism; (E) the announcement or existence of or any action taken that is required or expressly contemplated by, the Merger Agreement and the transactions contemplated hereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, employees, investors, or venture partners) provided that this clause (E) shall not apply in any representation or warranty with respect to the effect of execution, delivery or performance of, or any actions taken pursuant to or in accordance with or contemplated by, the Merger Agreement; (F) any changes in the market price or trading volume of shares of Common Stock or any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period; provided, however, that the underlying causes of such change or failure shall not be excluded by this clause (F); or (G) any litigation arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated by this Agreement; except in the cause of clauses (A), (B), (C) and (D), any changes, events, effects, occurrences, state of facts or developments which disproportionately affects, individually or together with other changes, events, effects, occurrences, state of facts or developments, the Target and its subsidiaries when compared to other persons operating in the industry in which the Target and its subsidiaries operate. For purposes of the foregoing definition, the capitalized terms “Common Stock”, “GAAP” and “Laws” shall have the meanings given to such terms in the Merger Agreement.

6. The Commitment Parties shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target and its subsidiaries, for the three most recently completed fiscal years ended at least 90 days before the Closing Date and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target and its subsidiaries, for each subsequent completed fiscal quarter as soon as available, but in any event not later than 45 days after the end of such fiscal quarter; provided that filing of the required financial statements on form 10-K and form 10-Q by the Target will satisfy the foregoing requirements with respect to the Target and its subsidiaries; provided further that the Commitment Parties hereby acknowledge that they have received prior to the execution of the Commitment Letter the audited consolidated balance sheet and related statements of income, stockholders’ equity and cash flows of the Target and its subsidiaries for the 2007, 2008 and 2009 fiscal years.

7. The Borrower shall be in compliance with an initial Leverage Ratio covenant of not more than 5.0 to 1.0, determined as of and for the four-quarter period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date and on a pro forma basis after giving effect to the Transactions.

8. The Commitment Parties shall have received a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Target and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter

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period ended at least 45 days prior to the Closing Date (or, if the most recently completed fiscal period is the end of a fiscal year, ended at least 75 days before the Closing Date), prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements).

9. The Lead Arrangers shall have received a customary confidential information memorandum to be used in connection with the syndication of the Senior Secured Facilities at least two business days prior to the lender meeting.

10. The Administrative Agent and the Lead Arrangers shall have received, at least five days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; provided that any requests for such information shall have been received by the Borrower at least ten business days prior to the specified due date for receipt of such information.

11. The Closing Date shall not occur prior to the earlier of (i) 21 days following the Bank Meeting and (ii) 45 business days following the date of your acceptance of the Commitment Letter.

12. All fees and expenses due to the Commitment Parties and the Lenders under the Fee Letters and the Senior Secured Credit Documentation on or prior to the Closing Date shall have been paid from the proceeds of the initial fundings under the Senior Secured Facilities to the extent invoiced at least three business days prior to the Closing Date.

13. All actions necessary to establish that the Administrative Agent will have a perfected first priority security interest (subject to liens permitted under the Senior Secured Credit Documentation) in the Collateral under the Senior Secured Facilities shall have been taken; provided, however, that with respect to the creation or perfection of a security interest in any intended Collateral, if the creation or perfection of the Administrative Agent’s security interest in such intended Collateral is not or cannot reasonably be accomplished prior to the Closing Date (other than the grant and perfection of security interests (i) in assets therein with respect to which a lien may be perfected solely by the filing of a financing statement under the UCC or (ii) in capital stock with respect to which a lien may be perfected by the delivery of a stock certificate (other than those stock certificates in possession of the Commitment Parties or any of their affiliates) unless, with respect to this clause (ii), reasonably satisfactory arrangements for timely post-closing delivery thereof shall have been agreed with the Lead Arrangers) (provided that you shall have no obligation to certificate capital stock that is permitted by applicable law or charter to be uncertificated and has not heretofore been certificated)) after your use of commercially reasonable efforts to do so or without undue delay, burden or expense, then the grant or perfection of any such security interest in such Collateral shall not constitute a condition precedent to the initial borrowings under the Senior Secured Facilities if the Borrower agrees to deliver or cause to be delivered such documents and instruments, and take or cause to be taken such other actions as may be required to perfect such security interests, within a reasonable period after the Closing Date to be mutually agreed.

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